UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of October 2007

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Fiat and AVTOVAZ explore cooperation opportunities

SIGNATURES

Fiat and AVTOVAZ explore cooperation opportunities

Fiat Group and JSC AVTOVAZ today announced the signing of a Memorandum of Understanding (MoU) as the basis for the establishment of cooperation initiatives aimed at supporting the expansion of Avtovaz, in the area of passenger cars encompassing engineering and technological processes, development, manufacturing, product sourcing, engines and other components.  Fiat Group’s involvement in the development of the Fiat brand in Russia based on prior agreements with other parties continues strong and is not affected by this MoU.

Following the MoU, joint teams would be set up by the two Groups to determine the feasibility and specificity of the nature of cooperation, both in the short and long term. The two companies expect to sign definitive agreements in the course of the coming months.

Sergio Marchionne, Chief Executive Officer of Fiat Group and Fiat Group Automobiles, said, "A cooperation with AUTOVAZ represents a significant step forward in our industrial strategy of targeted alliances. It is our view that Autovaz will re-emerge as a strong automotive player in a market that is showing significant growth potential. And we are delighted to be able to assist and participate in this process."

In his response Mr. Chemezov stressed that “the Memorandum signed is the most important stage in the Russian-European cooperation in the sphere of automobile production. Now we are entering a brand new level of relations with the FIAT Corporation which played the most decisive role in the construction of VAZ in the 60s of the last century. FIAT helped to design the most popular car in Russia which won the hearts and souls of our automobilists.

We hope that we shall obtain success once again, revive the authority and glory of AUTOVAZ” emphasized Mr. Sergey Chemezov.

Turin/Moscow, October 15, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 17, 2007

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney